Mail Stop 3561

December 29, 2009

J. Kevin Gilligan
Chief Executive Officer
Capella Education Company
225 South Sixth Street, 9th Floor
Minneapolis, Minnesota 55402

> **Re:** **Capella Education Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-33140**

Dear Mr. Gilligan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director